UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

INCEPTION EXPLORATION LTD.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

SPARTAN DELTA CORP.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Inception Exploration Ltd. 2810, 140 – 4th Avenue S.W. Calgary, Alberta T2P 3W4 Telephone: (587) 885-2939
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
February 22, 2021
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Letter to Shareholders
99.2	Offer to Purchase
99.3	Letter of Acceptance and Transmittal
99.4	Non-Resident Escrow Agreement

Item 2. Informational Legends

The required legends have been included under the heading “ADVISORY TO U.S. INCEPTION SHAREHOLDERS” in the Offer to Purchase referred to in Item 1 and furnished as Exhibit 99.2 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on March 15, 2021.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARTAN DELTA CORP.

By:	/s/ Geri Greenall
Name: Geri Greenall
Title: Chief Financial Officer
Date: March 15, 2021